SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                   FORM U-6B-2

                           Certificate of Notification

                                    Filed by

                              GEORGIA POWER COMPANY

                                 (the "Company")

         This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

Item 1.  Type of security or securities.

                  Series F 5.75% Senior Notes due January 31, 2003 (the "Series F Notes")

                  Series G 6.20% Senior Notes due February 1, 2006 (the "Series G Notes" and, together with the Series F Notes the "Notes")

Item 2.  Issue, renewal or guaranty.

                  Issue

Item 3.  Principal amount of each security.

                  Series F Notes:   $200,000,000
                  Series G Notes:   $150,000,000

Item 4.  Rate of interest per annum of each security.

                  Series F Notes:   5.75%
                  Series G Notes:   6.20%

Item 5. Date of issue, renewal or guaranty of each security.

                  The Notes:        February 1, 2001

Item 6. If renewal of security, give date of original issue.

                  Not Applicable


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Item 7.  Date of maturity of each security.

                  Series F Notes:   January 31, 2003
                  Series G Notes:   February 1, 2006

Item 8. Name of person to whom each security was issued, renewed or guaranteed.

                  The Company issued and sold the Notes to Lehman Brothers Inc., BNY Capital Markets, Inc., Barclays Capital Inc. and Jackson Securities Inc., as the Underwriters, pursuant to an Underwriting Agreement dated January 26, 2001.

Item 9. Collateral given with each security, if any.

                  None.

Item 10. Consideration received for each security.

                Series F Notes:   $199,128,000 (99.564% of the principal amount)
                Series G Notes:   $149,173,500 (99.449% of the principal amount)

Item 11. Application of proceeds of each security.

                  The proceeds from the sale of the Notes will be applied by the Company to redeem in February 2001 the $200,000,000 outstanding principal amount of its First Mortgage Bonds, 6 5/8% Series due April 1, 2003 and to repay a portion of its outstanding short-term indebtedness, which aggregated approximately $739,400,000 as of January 26, 2001.

Item 12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

         a.       the provisions contained in the first sentence of Section
                  6(b)___

         b.       the provisions contained in the fourth sentence of Section
                  6(b)___

         c. the provisions contained in any rule of the Commission other than Rule U-48_X_

Item 13. Not Applicable.

Item 14. Not Applicable.


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Item 15. If the security or securities are exempt from the
         provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

                  Rule 52


Date:  February 6, 2001                  GEORGIA POWER COMPANY



                                         By:     /s/Wayne Boston
                                                   Wayne Boston
                                               Assistant Secretary